SECU[...]MISSION

ANNU[...]ORT

05036798

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANS WORLD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6274 LAKESHORE ROAD
(No. and Street)

CICERO (City) NEW YORK (State) 13039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OVADIA AVRAHAM (315) 698-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET (Address) SYRACUSE (City) NEW YORK (State) 13203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OVADIA AVRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANS WORLD SECURITIES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRINCIPLE

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANS WORLD SECURITIES LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2004

TABLE OF CONTENTS

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Trans World Securities LLC
Cicero, New York

We have audited the accompanying statement of financial condition of **TRANS WORLD SECURITIES LLC** as of December 31, 2004, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TRANS WORLD SECURITIES LLC** as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
650 James Street
Syracuse, New York
February 22, 2005

TRANS WORLD SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2004

ASSETS		
Cash	$	22,600
Commissions receivable		33
Prepaid expenses		1,431
Securities owned, not readily marketable, at estimated fair value		3,300
Furniture and equipment, at cost, less accumulated depreciation of $4,517		794
TOTAL ASSETS	$	28,158
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	4,600
Total liabilities		4,600
MEMBER'S EQUITY		23,558
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	28,158

The accompanying notes are an integral part of these financial statements.

TRANS WORLD SECURITIES LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2004

REVENUE		
Commissions	$	84,237
Total revenue		84,237
EXPENSES		
Other operating expenses		8,484
Total expenses		8,484
NET INCOME		75,753
MEMBER'S EQUITY, BEGINNING OF YEAR		17,805
MEMBER'S DISTRIBUTIONS		(70,000)
MEMBER'S EQUITY, END OF YEAR	$	23,558

The accompanying notes are an integral part of these financial statements.

TRANS WORLD SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	75,753
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		611
(Increase) decrease in:		
Commission receivable		1,242
Prepaid expenses		160
Increase (decrease) in:		
Accounts payable		(1,070)
NET CASH PROVIDED BY OPERATING ACTIVITIES		76,696
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions		70,000
NET CASH USED BY FINANCING ACTIVITIES		70,000
NET INCREASE IN CASH		6,696
CASH BALANCE, BEGINNING OF YEAR		15,904
CASH BALANCE, END OF YEAR	$	22,600
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	--
Taxes paid	$	--

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Trans World Securities LLC is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), and its business consists of the distribution of mutual funds (application only) and/or selling variable life insurance or annuities. The Company is a New York (U.S.A.) limited liability company formed on August 3, 1998. The business is located in Cicero, New York (U.S.A.). The Company began transacting business in June 1999.

Income Taxes

The Company is treated as a sole proprietorship for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the member individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

NOTE 1 – (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Fixed Assets

Fixed assets are state at cost.

Advertising

The Company expenses advertising costs as incurred. There were no advertising expenses for the year ended December 31, 2004.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, member's capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2004, the Company had net capital of $18,000 which was $13,000 in excess of its required net capital of $5,000 for 2004. The Company's net capital ratio was .26 to 1 at December 31, 2004.

NOTE 3 – DEPRECIATION

Depreciation of fixed assets is provided primarily under the straight-line and accelerated methods with estimated useful lives as shown below.

	Accumulated Depreciation 12/31/04	Lives
Furniture and equipment	$ 5,128	3-7 years
Total	$ 5,128	

Depreciation expense for the year ended December 31, 2004 amounted to $611.

NOTE 4 – EXPENSES AGREEMENT

The Company has entered into an expense agreement with an affiliated organization as part of its business plan. The affiliate will pay the following expenses on behalf of Trans World Securities LLC: rent, salaries, telephone, equipment, office supplies, travel and entertainment, furnishings, postage and messengers, leasehold improvements, mail and subscriptions, legal, accounting and consulting fees. The Company will not be required to reimburse the affiliate for said expenses.

NOTE 5 – EQUITY SECURITIES

The cost and fair value of equity securities as of December 31, 2004 were as follows:

2004	Cost	Fair Value
Not readily marketable	$ 3,300	$ 3,300

The common stock is an IPO that is not yet marketable.

NOTE 6 – REPORT ON ANY MATERIAL INADEQUACIES

No material inadequacies existed or were found to have existed since the date of inception.

TRANS WORLD SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

NET CAPITAL		
Total member's equity qualified for net capital		$ 23,558
Total capital		
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	$ 33	
Prepaid expenses	1,431	
Fixed assets	794	
Securities owned, not readily available	3,300	5,558
Net capital before haircuts on securities positions		18,000
Haircuts on options [computed pursuant to rule 15c3-1(f)]		--
NET CAPITAL		$ 18,000
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 4,600
TOTAL AGGREGATE INDEBTEDNESS		$ 4,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 307
Statutory requirement		$ 5,000
Excess net capital		$ 13,000
Excess net capital at 1,500%		$ 13,400
Excess net capital at 1,000%		$ 17,540
Ratio: Aggregate indebtedness to net capital		.26 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 18,000
NET CAPITAL PER ABOVE		$ 18,000

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2004

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. The Company is exempt under SEC rule 15c3-3 paragraph (k)(2)(iii) from having a special reserve bank account for the exclusive benefit of customers. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Trans World Securities LLC
Cicero, New York

In planning and performing our audit of the financial statements and supplemental schedules of **TRANS WORLD SECURITIES LLC** (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members of American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section

650 JAMES STREET, SYRACUSE, NEW YORK 13203
TEL (315) 472-1040 • FAX (315) 472-1099
www.grimaldicpa.com

2582 ERIE BOULEVARD EAST, SYRACUSE, NEW YORK 13224
TEL (315) 445-0123 • FAX (315) 449-2404
www.grimaldicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
650 James Street
Syracuse, New York
February 22, 2005